

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 26, 2018

<u>Via E-Mail</u>
Grant Cardone
Chief Executive Officer and President
Cardone Equity Fund V, LLC
18909 NE 29th Avenue
Aventura, FL 33180

> **Re: Cardone Equity Fund V, LLC**
> **Amendment No. 5 to**
> **Offering Statement on Form 1-A**
> **Filed October 22, 2018**
> **File No. 024-10865**

Dear Mr. Cardone:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2018 letter.

<u>General</u>

1. We refer to prior comment 1 of our letter dated July 30, 2018 and prior comment 2 of our letter dated August 21, 2018. We further note the information you have provided and continue to provide on https://grantcardonetv.com as well as Facebook, Twitter and other social media sites. Please provide your detailed analysis regarding how all of your communications comply with Regulation A and Section 5 under the Securities Act.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3856 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) (202) 551-7150 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq.
       Trowbridge Sidoti LLP